Exhibit 99.3

FORM OF
LETTER TO BROKERS, DEALERS, BANKS AND OTHER NOMINEES
CONTEXTLOGIC HOLDINGS INC.

Subscription Rights to Purchase ContextLogic Common Stock

Offered Pursuant to Subscription Rights Distributed to Stockholders of
ContextLogic Holdings Inc.

 , 2026

To Brokers, Dealers, Banks and Other Nominees:

This letter is being distributed by ContextLogic Holdings Inc. (the “Company”) to brokers, dealers, banks and other nominees in connection with the rights offering (the “Rights Offering”) by the Company of non-transferable subscription rights to holders to subscribe for and purchase shares of Company common stock, par value $0.0001 per share (“ContextLogic common stock”), pursuant to subscription rights distributed to all holders of ContextLogic common stock as of 5:00 p.m. in New York City, on   , 2026 (the “Effective Date”). Each subscription right will entitle the holder to purchase 0.53486 shares of ContextLogic common stock at an exercise price of $8.00 per share. The subscription rights and associated shares of ContextLogic common stock are described in the prospectus dated       , 2026 (a copy of which accompanies this notice) (the “Prospectus”).

Pursuant to the Rights Offering, the Company is issuing subscription rights to subscribe for up to an aggregate of $115,000,000 in shares of ContextLogic common stock on the terms and subject to the conditions described in the Prospectus, at a subscription price of $8.00 per share.

The subscription rights are exercisable beginning on the date of this prospectus and will expire if they are not exercised by 5:00 p.m. in New York City, on   , 2026 (the “Expiration Time”), unless extended by us from time to time in our sole discretion. Subscription rights that are not exercised by the Expiration Time of the Rights Offering will expire and will have no value.

As described in the Prospectus, each holder of shares of ContextLogic common stock is entitled to one subscription right for every share of ContextLogic common stock owned or deemed owned by such holder on the date of the Prospectus, evidenced by non-transferable subscription rights certificates registered in the record holder’s name or its nominee. Each subscription right entitles holders to purchase 0.53486 shares of ContextLogic common stock at an exercise price of $8.00 per share. Unless we otherwise agree in writing, a person or entity, together with related persons or entities, may not exercise subscription rights to purchase shares of ContextLogic common stock that, when aggregated with their existing ownership, would result in such person or entity, together with any related persons or entities, owning in excess of 4.9% of our issued and outstanding shares of ContextLogic common stock following the closing of the transactions contemplated by this Rights Offering.

As a result of this Rights Offering: (1) by exercising subscription rights, each holder will represent to us that such holder was not an owner, directly or indirectly (as described in the Prospectus and the transfer restrictions), of 4.9% or more of outstanding shares of ContextLogic common stock, 1,316,928 shares based on shares of ContextLogic common stock outstanding as of January 15, 2026; (2) if such exercise would result in such holder owning, directly or indirectly more than 1,316,928 shares of ContextLogic common stock, such holder must notify the information agent at the email address undersigned; (3) if requested, each holder will provide us with additional information regarding the amount of ContextLogic common stock that the holder owns; (4) we may instruct the rights agent to hold any subscription payments separately pending our determination of any ownership issues; and (5) we will have the right to instruct the rights agent to refuse to honor such holder's exercise to the extent such an exercise of subscription rights might, in our sole and absolute discretion, result in such holder owning 4.9% or more of ContextLogic common stock. By exercising subscription rights in this Rights Offering, you agree that the transfer restriction mechanics in our Certificate of Incorporation are valid, binding and enforceable against you.
The Company will not issue fractional shares. Fractional shares of ContextLogic common stock resulting from the exercise of the basic subscription rights will be eliminated by rounding down to the nearest whole share, with the total purchase price to be paid by the holder being adjusted accordingly. Any excess subscription payments received by the rights agent will be returned, without interest or penalty, as soon as practicable.

The Company is asking persons who hold shares of ContextLogic common stock beneficially, and who have received the subscription rights distributable with respect to those securities through a broker, dealer, bank, or other nominee, to contact the appropriate institution or nominee and request it to effect the transactions for them.

If you exercise subscription rights on behalf of beneficial owners, you will be required to certify to the rights agent and the Company, in connection with such exercise, as to the aggregate number of subscription rights that have been exercised pursuant to the subscription right, whether the subscription rights of each beneficial owner of subscription rights on whose behalf you are acting has been exercised in full, and the number of shares of ContextLogic common stock being subscribed for by each beneficial owner of subscription rights on whose behalf you are acting.

The Company is asking you to contact your clients for whom you hold shares of ContextLogic common stock registered in your name or the name of your nominee to obtain instruction with respect to the subscription rights.

Enclosed are copies of the following documents:

1.	Prospectus;
2.	Subscription Rights Certificate;
3.	Rights Offering Exercise Instructions;
4.	Form of Letter to Stockholders;
5.	Form of Beneficial Owner Election Form; and
6.	Form of Nominee Holder Certification.

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the rights agent, incurred in connection with the exercise of the subscription rights will be for the account of the holder, and none of such commissions, fees or expenses will be paid by the Company or the rights agent.

Your prompt action is requested. To exercise the subscription rights, you should deliver the properly completed and signed subscription rights certificate, with payment of the subscription price in full for each share of ContextLogic common stock subscribed for pursuant to the subscription right, if applicable, to the subscription agent, as indicated in the Prospectus. The subscription agent must receive the properly completed and duly executed subscription rights certificate and full payment of the subscription price, including final clearance of any checks, prior to the Expiration Time.

A holder cannot revoke the exercise of a subscription right. Subscription rights not exercised at or prior to the Expiration Time will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO THE INFORMATION AGENT, D.F. KING & CO. INC., AT 28 LIBERTY STREET, 53RD FLOOR, NEW YORK, NY 10005, TELEPHONE (888) 542-7446 (TOLL-FREE), EMAIL: LOGC@DFKING.COM.